

Mail Stop 3561

January 26, 2007

Herbert A. Granath, CEO
Media & Entertainment Holdings, Inc.
4429 Edmondson Avenue
Dallas, TX 75205

> **RE:** **Media & Entertainment Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **File No. 333-128218**
> **Amendment Filed December 22, 2006**

Dear Mr. Granath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to our prior comment one from our letter dated December 13, 2006; we understand your concern regarding the disclosure of management's reasons for not purchasing additional warrants. Nevertheless, we continue to believe that our underlying point is valid, and ask for additional disclosure in your Form S-1 addressing whether management has the wherewithal to indemnify the trust. Please disclose your supplemental response to the prior comment.

Prospectus Cover Page

2.   We reissue prior comment 6 from our letter dated December 13, 2006. Clarify the statement that you will review a business opportunity presented "in any industry sector." Clarify, if true, that this means that you are not limited to any industry. In addition, since you are not limited to any specific industry, please revise to prospectus to limit specific discussions of particular industries. This would include removal of specific risks associated with the entertainment, media and communications industries and specific disclosure about these industries in the summary and business sections.

Risk Factors, page 13

3.   We note the statement in risk factor five that the named individuals have "severally agreed" to be liable. Clarify whether this means that they are severally liable. If so, this does not appear to reconcile with the terms set forth in the agreement. In addition, we note that the indemnification would not cover tort claims. Please explain where this exception is provided in the agreements filed as exhibits. The agreement currently states that the indemnification would include, but not be limited to "any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever."

4.   We reissue prior comment 12 from our letter dated December 13, 2006. Clearly disclose in risk factor 15 all current affiliations of officers, directors or existing stockholders. We note that you refer to present or future affiliations in the entertainment, media and communications industries. Clarify whether you are limited to affiliations in these industries. If not, revise the disclosure accordingly. Also, clarify whether the officers, directors or existing stockholders are aware of any potential business opportunities relating to any of these affiliations.

5.   Revise the risk factor discussing the superior exercise rights of existing stockholders' warrants to clarify that existing stockholders may be able to exercise their warrants at a time when warrant purchasers in the public offering would not be able to exercise the warrants.

Principal Stockholders, page 62

6.   Please disclose the ultimate control person(s) for Hearst Corporation, as requested in prior comment 16 from our letter dated December 13, 2006. Therefore, disclose the control person(s) for The Hearst Family Trust.

<u>Underwriting, page 74</u>

7.   We note your response to our prior comment 20 from our letter dated December 13, 2006 and reissue the prior comment as we believe that further discussion, and disclosure, is necessary. As an initial matter, please expand on your statement that "Capitalink initially discussed the possibility of an offering in early 2005 with Harvey M. Seslowsky, [your] President and Chief Operating Officer" to clarify who initiated these conversations, and how the parties are acquainted with one another. Discuss in greater detail the development of the plan to establish the company and to conduct a public offering. Clarify the activities of Capitalink and the timing of activities performed – both pre-formation and post-formation. Clarify on whose behalf these activities were being performed. Also, revise your Form S-1 to incorporate the text of your response to our prior comment. In addition, given Capitalink's connection with the underwriter, please disclose plans or potential plans of using Capitalink's services in connection with the search for or implementation of a business combination. We may have further comment.

<u>Financial Statements</u>

<u>Note 2 – Proposed Public Offering, page F-9</u>

8.   We note your response to prior comment 25 that section 5.1.1 of Exhibit 4.4 filed with Amendment 6 was clarified to indicate that in no event will there be a net cash settlement of the unit purchase option. However, it appears that section 5.1.1 of the revised unit purchase option agreement states that in no event will the company be required to net cash settle the warrants. Please disclose in Note 2 how you have considered the guidance in EITF 00-19, in your accounting for the unit purchase option and your determination of whether the instrument meets the scope exception in paragraph 11 (a) of SFAS 133, or revise as appropriate.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Anthony Marsico
        212-801-6400 (facsimile)